Exhibit (a)(1)(E)

CONFIRMATION E-MAIL TO ELIGIBLE EMPLOYEES

REGARDING RECEIPT OF ELECTION FORM OR CHANGE OF ELECTION

Dear Eligible Employee,

Exelixis has received your Election Form (or Change of Election, as applicable) dated [Date/Time Field], by which you either elected to have none, some or all of your Eligible Options cancelled in exchange for Replacement Options, subject to the terms and conditions of the Offer, as identified on your Election Confirmation # [Election Confirmation # Field].

If you change your mind before the Offer expires, you may change your election as to some or all of your Eligible Options by submitting a Change of Election through the Offer website at https://www.corp-action.net/exelixis/ and electing “Do Not Exchange” to retain your Eligible Option or “Exchange” to exchange your Eligible Option. If you are not able to submit your Change of Election electronically via the Offer website as a result of technical failures, such as the website being unavailable or the website not accepting your election, or if you do not otherwise have access to the Offer website for any reason (including lack of internet services), please contact the BNY Mellon Shareowner Services Customer Service Center, or the “Hotline,” at 1-866-222-8410 from within the United States or 201-680-6579 if dialing from outside the United States or the Exelixis Option Exchange Administrator at 650-837-7311 or email optionexchange@exelixis.com before the Offer expires at 8:00 p.m., U.S. Eastern Time, on August 4, 2009, unless the Offer is extended.

The submission of the required documents must be made by the deadline indicated above. We cannot accept late submissions, and we therefore urge you to respond early to avoid any last minute problems. Submissions by means other than the Offer website will NOT be accepted. If you have questions, please direct them to the Hotline or the Exelixis Option Exchange Administrator using the contact information provided above.

Please note that our receipt of your Election Form (or Change of Election, as applicable) is not by itself an acceptance of your Eligible Options for exchange. For purposes of the Offer, Exelixis will be deemed to have accepted Eligible Options for exchange that are validly tendered and not properly withdrawn as of when Exelixis gives oral or written notice to the Eligible Employees generally of its acceptance for exchange of such Options, which notice may be made by press release, e-mail or other method of communication. Exelixis’ formal acceptance of the properly tendered Options is expected to take place shortly after the Offer expires, which is expected to be 8:00 p.m., U.S. Eastern Time, on August 4, 2009, unless the Offer extended.

This notice does not constitute the Offer to Exchange. The full terms of the Offer are described in (1) the Offer to Exchange Outstanding Options to Purchase Common Stock, the Summary Term Sheet, the related cover letter, the Glossary and the Questions and Answers; (2) the e-mail from the Exelixis Option Exchange Administrator, dated July 7, 2009; (3) the Frequently Asked Questions; (4) the Instructions Forming Part of the Terms and Conditions of the Offer; (5) the Election Form; and (6) the Agreement to Terms of Election. You may access these documents on the Offer website at https://www.corp-action.net/exelixis/ or through the U.S. Securities and Exchange Commission’s website at www.sec.gov.

Regards,

Exelixis Option Exchange Administrator